EXHIBIT 4.22

[WHITE KNIGHT RESOURCES LOGO]

July 1, 2005

Mr. Robert Cuffney

Vice-President, Exploration

c/o White Knight Gold (U.S.) Inc.

#140, 121 Woodland Avenue

Reno, NV 89523

Dear Bob:

Re: Consulting Agreement

The Board of Directors has amended your Consulting Agreement dated February 1, 2000 as follows:

Section 3.1 is revised to read:

“The remuneration of the Consultant shall be US$8,000 per month. Remuneration of the Consultant shall also be by way of stock options granted from time to time by the parent company (the “Parent Company”) in such amounts and upon such terms as may be determined by the Board.”

Yours truly,

WHITE KNIGHT RESOURCES LTD.

/s/ Megan Cameron-Jones
Megan Cameron-Jones

Corporate Secretary and Director